CLECO POWER LLC
2030 DONAHUE FERRY ROAD
PINEVILLE, LOUISIANA 71360-5226

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: Komul Chaudhry and Arthur Sandel

RE:
Cleco Power LLC
Cleco Securitization II LLC
Registration Statement on Form SF-1
Filed on December 17, 2024
File Nos. 333-283875 and 333-283875-01

Ladies and Gentlemen:

On behalf of Cleco Power LLC (“Cleco Power”) and Cleco Securitization II LLC (the “Issuing Entity” and, together with Cleco Power, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 13, 2025, and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on December 17, 2024.

Set forth below are the Registrants’ responses to the Staff’s comments. The Registrants’ responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form SF-1

Form of Prospectus
Cautionary Statement Regarding Forward-Looking Information, page iv

1.
We note your statement at the end of page v that you undertake no obligation to update the forward-looking statements included in your prospectus to reflect subsequent events or circumstances. Please revise to clarify that you will update this information to the extent required by law.

RESPONSE: The Registration Statement has been revised on page v of Amendment No. 1 to clarify that the Registrants will update the forward-looking statements included in the prospectus to the extent required by applicable law.

Description of the Energy Transition Bonds
The Security for the Energy Transition Bonds, page 76

2.
We note your disclosure that, in addition to the recovery property, the bonds will also be secured by “the collection account and all subaccounts of the collection account, including the general subaccount, the capital subaccount and the excess funds subaccount and all cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time or purchased with funds from the collection account and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.

RESPONSE: The Registrants hereby confirm that none of the underlying collateral will consist of securities for the purposes of Rule 190 under the Securities Act of 1933, as amended.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-5

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

RESPONSE: The Registrants have filed the remaining exhibits as exhibits to Amendment No. 1.
* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

/s/ William G. Fontenot
William G. Fontenot
Chief Executive Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Tara Gaines, Cleco Power